UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, DC 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934 (Amendment No. 1)*

51Talk Online Education Group

(Name of Issuer)

Class A ordinary shares, par value $0.0001 per share

(Title of Class of Securities)

16954L 105(1)

(CUSIP Number)

Jack Jiajia Huang

Ting Shu

Dasheng Global Limited

Dasheng Online Limited

Dasheng International Holdings Limited

TB Family Trust

24 Raffles Place #17-04 Clifford Centre,

Singapore 048621

With copies to:

Haiping Li, Esq.

Skadden, Arps, Slate, Meagher & Flom LLP

Jing An Kerry Centre, Tower II, 46th Floor

1539 Nanjing West Road

Shanghai 200040

People’s Republic of China

Tel: +86 (21) 6193 8200

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 8, 2022

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

(1)  CUSIP number 16954L 105 has been assigned to the American depositary shares (“ADSs”) of the issuer, which are quoted on the New York Stock Exchange under the symbol “COE.” Each ADS represents 15 Class A ordinary shares.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 16954L 105	13D/A	Page 2 of 9 Pages

1	Names of Reporting Persons Jack Jiajia Huang
2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐
3	SEC Use Only
4	Source of Funds (See Instructions) PF
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization People’s Republic of China
Number of Shares Beneficially Owned by Each Reporting Person With		7	Sole Voting Power 0
		8	Shared Voting Power 71,137,804 (1)
		9	Sole Dispositive Power 0
		10	Shared Dispositive Power 71,137,804 (1)
11	Aggregate Amount Beneficially Owned by Each Reporting Person 71,137,804 (1)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 21.3%. The voting power of the shares beneficially owned represented 38.2% of the total outstanding voting power.(2)
14	Type of Reporting Person (See Instructions) IN

Notes:

(1) Represents (i) 186,180 Class A ordinary shares in the form of ADSs held by Jack Jiajia Huang, (ii) 24,900,825 Class A ordinary shares in the form of ADSs held by Dasheng Global Limited, (iii) 30,390,321 Class B ordinary shares held by Dasheng Global Limited, (iv) 15,535,423 Class B ordinary shares held by Dasheng Online Limited, and (v) 125,055 Class A ordinary shares issuable to Jack Jiajia Huang upon vesting of restricted share units within 60 days after the date hereof.

(2) The percentage of voting power is calculated by dividing the voting power beneficially owned by the reporting person by the voting power of all of the Issuer’s holders of Class A ordinary shares and Class B ordinary shares as a single class as of February 28, 2022 (taking into account the number of shares that the reporting person had the right to acquire within 60 days the date hereof). Each holder of Class A ordinary shares is entitled to one vote per share and each holder of Class B ordinary shares is entitled to ten votes per share on all matters submitted to them for a vote. Class B ordinary shares are convertible at any time by the holder thereof into Class A ordinary shares on a one-for-one basis.

CUSIP No. 16954L 105	13D/A	Page 3 of 9 Pages

1	Names of Reporting Persons Ting Shu
2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐
3	SEC Use Only
4	Source of Funds (See Instructions) PF
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization People’s Republic of China
Number of Shares Beneficially Owned by Each Reporting Person With		7	Sole Voting Power 0
		8	Shared Voting Power 71,137,804 (1)
		9	Sole Dispositive Power 0
		10	Shared Dispositive Power 71,137,804 (1)
11	Aggregate Amount Beneficially Owned by Each Reporting Person 71,137,804 (1)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 21.3%. The voting power of the shares beneficially owned represented 38.2% of the total outstanding voting power.(2)
14	Type of Reporting Person (See Instructions) IN

Notes:

(1) Represents (i) 186,180 Class A ordinary shares in the form of ADSs held by Jack Jiajia Huang, (ii) 24,900,825 Class A ordinary shares in the form of ADSs held by Dasheng Global Limited, (iii) 30,390,321 Class B ordinary shares held by Dasheng Global Limited, (iv) 15,535,423 Class B ordinary shares held by Dasheng Online Limited, and (v) 125,055 Class A ordinary shares issuable to Jack Jiajia Huang upon vesting of restricted share units within 60 days after the date hereof.

(2) The percentage of voting power is calculated by dividing the voting power beneficially owned by the reporting person by the voting power of all of the Issuer’s holders of Class A ordinary shares and Class B ordinary shares as a single class as of February 28, 2022 (taking into account the number of shares that the reporting person had the right to acquire within 60 days the date hereof). Each holder of Class A ordinary shares is entitled to one vote per share and each holder of Class B ordinary shares is entitled to ten votes per share on all matters submitted to them for a vote. Class B ordinary shares are convertible at any time by the holder thereof into Class A ordinary shares on a one-for-one basis.

CUSIP No. 16954L 105	13D/A	Page 4 of 9 Pages

1	Names of Reporting Persons Dasheng Global Limited
2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐
3	SEC Use Only
4	Source of Funds (See Instructions) AF
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization British Virgin Islands
Number of Shares Beneficially Owned by Each Reporting Person With		7	Sole Voting Power 0
		8	Shared Voting Power 55,416,201 (1)
		9	Sole Dispositive Power 0
		10	Shared Dispositive Power 55,416,201 (1)
11	Aggregate Amount Beneficially Owned by Each Reporting Person 55,416,201 (1)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 16.6%. The voting power of the shares beneficially owned represented 26.0% of the total outstanding voting power.(4)
14	Type of Reporting Person (See Instructions) CO

Notes:

(1) Represents (i) 24,900,825 Class A ordinary shares in the form of ADSs held by Dasheng Global Limited, (ii) 30,390,321 Class B ordinary shares held by Dasheng Global Limited and (iii) 125,055 Class A ordinary shares issuable to Jack Jiajia Huang upon vesting of restricted share units within 60 days after the date hereof.

(2) The percentage of voting power is calculated by dividing the voting power beneficially owned by the reporting person by the voting power of all of the Issuer’s holders of Class A ordinary shares and Class B ordinary shares as a single class as of February 28, 2022 (taking into account the number of shares that the reporting person had the right to acquire within 60 days the date hereof). Each holder of Class A ordinary shares is entitled to one vote per share and each holder of Class B ordinary shares is entitled to ten votes per share on all matters submitted to them for a vote. Class B ordinary shares are convertible at any time by the holder thereof into Class A ordinary shares on a one-for-one basis.

CUSIP No. 16954L 105	13D/A	Page 5 of 9 Pages

1	Names of Reporting Persons Dasheng Online Limited
2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐
3	SEC Use Only
4	Source of Funds (See Instructions) AF
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization British Virgin Islands
Number of Shares Beneficially Owned by Each Reporting Person With		7	Sole Voting Power 0
		8	Shared Voting Power 15,535,423(1)
		9	Sole Dispositive Power 0
		10	Shared Dispositive Power 15,535,423(1)
11	Aggregate Amount Beneficially Owned by Each Reporting Person 15,535,423(1)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 4.7%. The voting power of the shares beneficially owned represented 12.3% of the total outstanding voting power.(4)
14	Type of Reporting Person (See Instructions) CO

Notes:

(1) Represents 15,535,423 Class B ordinary shares held by Dasheng Online Limited.

(2) The percentage of voting power is calculated by dividing the voting power beneficially owned by the reporting person by the voting power of all of the Issuer’s holders of Class A ordinary shares and Class B ordinary shares as a single class as of February 28, 2022 (taking into account the number of shares that the reporting person had the right to acquire within 60 days the date hereof). Each holder of Class A ordinary shares is entitled to one vote per share and each holder of Class B ordinary shares is entitled to ten votes per share on all matters submitted to them for a vote. Class B ordinary shares are convertible at any time by the holder thereof into Class A ordinary shares on a one-for-one basis.

CUSIP No. 16954L 105	13D/A	Page 6 of 9 Pages

1	Names of Reporting Persons Dasheng International Holdings Limited
2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐
3	SEC Use Only
4	Source of Funds (See Instructions) AF
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization British Virgin Islands
Number of Shares Beneficially Owned by Each Reporting Person With		7	Sole Voting Power 0
		8	Shared Voting Power 71,137,804 (1)
		9	Sole Dispositive Power 0
		10	Shared Dispositive Power 71,137,804 (1)
11	Aggregate Amount Beneficially Owned by Each Reporting Person 71,137,804 (1)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 21.3%. The voting power of the shares beneficially owned represented 38.2% of the total outstanding voting power.(4)
14	Type of Reporting Person (See Instructions) CO

Notes:

(1) Represents (i) 186,180 Class A ordinary shares in the form of ADSs held by Jack Jiajia Huang, (ii) 24,900,825 Class A ordinary shares in the form of ADSs held by Dasheng Global Limited, (iii) 30,390,321 Class B ordinary shares held by Dasheng Global Limited, (iv) 15,535,423 Class B ordinary shares held by Dasheng Online Limited, and (v) 125,055 Class A ordinary shares issuable to Jack Jiajia Huang upon vesting of restricted share units within 60 days after the date hereof.

(2) The percentage of voting power is calculated by dividing the voting power beneficially owned by the reporting person by the voting power of all of the Issuer’s holders of Class A ordinary shares and Class B ordinary shares as a single class as of February 28, 2022 (taking into account the number of shares that the reporting person had the right to acquire within 60 days the date hereof). Each holder of Class A ordinary shares is entitled to one vote per share and each holder of Class B ordinary shares is entitled to ten votes per share on all matters submitted to them for a vote. Class B ordinary shares are convertible at any time by the holder thereof into Class A ordinary shares on a one-for-one basis.

CUSIP No. 16954L 105	13D/A	Page 7 of 9 Pages

1	Names of Reporting Persons TB Family Trust
2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐
3	SEC Use Only
4	Source of Funds (See Instructions) AF
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With		7	Sole Voting Power 0
		8	Shared Voting Power 71,137,804 (1)
		9	Sole Dispositive Power 0
		10	Shared Dispositive Power 71,137,804 (1)
11	Aggregate Amount Beneficially Owned by Each Reporting Person 71,137,804 (1)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 21.3%. The voting power of the shares beneficially owned represented 38.2% of the total outstanding voting power.(4)
14	Type of Reporting Person (See Instructions) OO

Notes:

(1) Represents (i) 186,180 Class A ordinary shares in the form of ADSs held by Jack Jiajia Huang, (ii) 24,900,825 Class A ordinary shares in the form of ADSs held by Dasheng Global Limited, (iii) 30,390,321 Class B ordinary shares held by Dasheng Global Limited, (iv) 15,535,423 Class B ordinary shares held by Dasheng Online Limited, and (v) 125,055 Class A ordinary shares issuable to Jack Jiajia Huang upon vesting of restricted share units within 60 days after the date hereof.

(2) The percentage of voting power is calculated by dividing the voting power beneficially owned by the reporting person by the voting power of all of the Issuer’s holders of Class A ordinary shares and Class B ordinary shares as a single class as of February 28, 2022 (taking into account the number of shares that the reporting person had the right to acquire within 60 days the date hereof). Each holder of Class A ordinary shares is entitled to one vote per share and each holder of Class B ordinary shares is entitled to ten votes per share on all matters submitted to them for a vote. Class B ordinary shares are convertible at any time by the holder thereof into Class A ordinary shares on a one-for-one basis.

CUSIP No. 16954L 105	13D/A	Page 8 of 9 Pages

Explanatory Note

Pursuant to Rule 13d-2 promulgated under the Act, this Amendment No. 1 to Statement on Schedule 13D (this “Amendment”) amends and supplements the Statement on Schedule 13D originally filed with the U.S. Securities and Exchange Commission on July 25, 2022 (the “Statement”). Except as specifically provided herein, this Amendment does not modify any of the information previously reported in the Statement. All capitalized terms used herein which are not defined herein have the meanings given to such terms in the Statement.

Item 1.	Security and Issuer

Item 1 of the Statement is hereby amended and restated as follows:

This Schedule 13D relates to the Class A ordinary shares of 51Talk Online Education Group, a Cayman Islands company (the “Issuer”), whose principal executive offices are located at 24 Raffles Place #17-04 Clifford Centre, Singapore 048621.

The ordinary shares of the Issuer consist of Class A ordinary shares (including Class A ordinary shares represented by ADSs) and Class B ordinary shares, par value $0.0001 each. Each Class B ordinary share is convertible into one Class A ordinary share at any time by the holder thereof. Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances.

The ADSs of the Issuer are listed on the New York Stock Exchange under the symbol “COE.” Each ADS represents 15 Class A ordinary shares.

Item 2.	Identity and Background

Items 2(b) through (f) of the Statement are hereby amended and restated as follows:

(b), (c), and (f): Each of Mr. Huang and Ms. Shu is a citizen of the People’s Republic of China. Mr. Huang and Ms. Shu are husband and wife. Mr. Huang is the founder, chairman and chief executive officer of the Issuer. Ms. Shu is a co-founder and a director of the Issuer.

Each of Dasheng Global, Dasheng Online and Dasheng Holdings is a British Virgin Islands company. Mr. Huang is the sole director of Dasheng Global, and Ms. Shu is the sole director of Dasheng Online. Each of Dasheng Global and Dasheng Online is wholly beneficially owned by Dasheng Holdings, which is in turn wholly owned by the Trust, for which TMF (Cayman) Ltd. acts as the trustee (the “Trustee”). S.B. Vanwall Ltd. is the sole director of Dasheng Holdings appointed by the Trustee. The settlors of the Trust are Mr. Huang and Ms. Shu. Mr. Huang, Ms. Shu and their family members are beneficiaries under the Trust. Pursuant to Section 13(d) of the Exchange Act, and the rules promulgated thereunder, Dasheng Holdings, the Trust, the Trustee, Mr. Huang and Ms. Shu may be deemed to be a group, and each member of such group may be deemed to beneficially own all of the ordinary shares beneficially owned by other members constituting such group. However, each of Dasheng Holdings, the Trust, Mr. Huang and Ms. Shu disclaims beneficial ownership of any shares other than the abovementioned (i) 186,180 Class A ordinary shares of the Issuer in the form of ADSs held by Mr. Huang, (ii) 24,900,825 Class A ordinary shares of the Issuer in the form of ADSs held by Dasheng Global, (iii) 30,390,321 Class B ordinary shares of the Issuer held by Dasheng Global, (iv) 125,055 Class A ordinary shares of the Issuer issuable to Mr. Huang upon vesting of restricted share units within 60 days after the date hereof, held by Dasheng Global, and (v)  15,535,423 Class B ordinary shares of the Issuer held by Dasheng Online. All shares beneficially owned by the Trust are beneficially owned by the Trustee solely in its capacity as trustee of the Trust. Accordingly, the Trustee, solely in its capacity as trustee of the Trust, may be deemed to beneficially own all ordinary shares of the Issuer that are beneficially owned by the Trust. However, the Trustee disclaims beneficial ownership of all ordinary shares of the Issuer.

The business address of each Reporting Person is 24 Raffles Place #17-04 Clifford Centre, Singapore 048621.

(d) and (e): During the last five years, none of the Reporting Persons has been: (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

CUSIP No. 16954L 105	13D/A	Page 9 of 9 Pages

Item 3. Source and Amount of Funds or Other Consideration

Item 3 of the Statement is hereby amended and restated as follows:

Dasheng Global entered into Rule 10b5-1 trading plans, dated as of March 31, 2022 and June 30, 2022, respectively, with Tiger Brokers (Singapore) Pte Ltd (the “Trading Plans”). Under the Trading Plans, Dasheng Global proposes to purchase a total of 1,100,000 ADSs of the Issuer. Pursuant to the Trading Plans, through the date hereof, Dasheng Global has purchased 1,025,415 ADSs in the open market for approximately US$1.6 million, using its capital from previous disposition of its holding of the Issuer's ADSs (the “Trading-Plan Purchases”). In addition, from March 28 through March 31, June 28 through June 30 and September 16 through September 19, Dasheng Global purchased a total of 562,106 ADSs of the Issuer in the open market for approximately US$0.9 million, using its capital from previous disposition of its holding of the Issuer's ADSs (together with the Trading-Plan Purchases, the “Recent Open-Market Purchases”).

Apart from the Recent Open-Market Purchases, (i) the 186,180 Class A ordinary shares of the Issuer in the form of ADSs held by Mr. Huang were issued upon vesting of the restricted share units granted to Mr. Huang, (ii) the 30,390,321 Class B ordinary shares of the Issuer held by Dasheng Global and the 15,535,423 Class B ordinary shares of the Issuer held by Dasheng Online have been held by Dasheng Global and Dasheng Online, respectively, since prior to the completion of the initial public offering of the Issuer, and (iii) the 125,055 Class A ordinary shares of the Issuer issuable to Mr. Huang upon vesting of restricted share units within 60 days after the date hereof, held by Dasheng Global, are shares issuable to Mr. Huang pursuant to share awards granted under the Issuer’s share incentive plans.

Item 7. Material to be Filed as Exhibits

Exhibit No.	Description

A*	Joint Filing Agreement dated July 25, 2022 by and between the Reporting Persons

B*	Form of Rule 10b5-1 Trading Plans

*       Previously filed.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 5, 2022

Jack Jiajia Huang	/s/ Jack Jiajia Huang

Ting Shu	/s/ Ting Shu

Dasheng Global Limited	By:	/s/ Jack Jiajia Huang
	Name:	Jack Jiajia Huang
	Title:	Director

Dasheng Online Limited	By:	/s/ Ting Shu
	Name:	Ting Shu
	Title:	Director

Dasheng International Holdings Limited	By:	/s/ S.B. Vanwall Ltd.
	Name:	S.B. Vanwall Ltd.
	Title:	Director

TB Family Trust	By:	/s/ TMF (Cayman) Ltd.
	Name:	TMF (Cayman) Ltd.
	Title:	Trustee

Schedule I

60-Day Trading History

Trade Date	Amount of ADSs (Each Representing 15 Class A Ordinary Shares) Purchased	Weighted Average Price Per ADS (US$)
August 5, 2022	8,100	1.60
August 8, 2022	19,305	1.59
August 9, 2022	9,071	1.60
August 10, 2022	3,100	1.60
August 11, 2022	10,290	1.59
August 12, 2022	10,500	1.59
August 15, 2022	208	1.60
August 16, 2022	37,757	1.59
August 17, 2022	7,886	1.58
August 18, 2022	14,586	1.58
August 19, 2022	15,000	1.51
August 22, 2022	3,400	1.41
September 16, 2022	101	2.05
September 19, 2022	3,800	2.18

The above transactions were effected by Dasheng Global in the open market.